UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AVG TECHNOLOGIES N.V.

(Name of Subject Company)

AVAST SOFTWARE B.V.

(Name of Filing Persons (Offeror))

AVAST HOLDING B.V.

(Name of Filing Persons (Parent of Offeror))

Ordinary shares, €0.01 nominal value per share

(Title of Class of Securities)

N07831105

(CUSIP Number of Class of Securities)

Avast Holding B.V.

c/o Avast Software s.r.o.

Trianon Office Building

Budejovicka 1518/13A

140 00 Prague 4 – Michle / Czech Republic

Attention: Alan Rassaby

+420 274 005 607

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Ian Bagshaw Caroline Sherrell White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +44 20 7532 1000	Chang-Do Gong White & Case LLP 1155 Avenue of the Americas New York, NY 10036-2787 +1 212 819 8200

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On July 7, 2016, Avast Holding B.V. (“Avast”) and AVG Technologies N.V. (“AVG”) issued the following joint press release publicly announcing the execution of the Purchase Agreement, dated as of July 6, 2016, by and among AVG, a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands, Avast, a private company with limited liability (besloten vennootschap) organized under the laws of The Netherlands, and Avast Software B.V., private company with limited liability (besloten vennootschap) organized under the laws of The Netherlands and a direct wholly owned subsidiary of Avast.

Press Release

Avast Announces Agreement to Acquire AVG for $1.3B

Two Security Pioneers Unite to Strengthen their Global Leadership in Internet Security

Redwood City, California / Amsterdam, The Netherlands, July 7, 2016 – Avast Software, an industry-leading maker of the most trusted security software in the world, and AVG Technologies N.V., (NYSE: AVG), a developer of business, mobile and PC device security software applications, today announced that they have entered into a purchase agreement in which Avast will offer to purchase all of the outstanding ordinary shares of AVG for $25.00 per share in cash, for a total consideration of approximately $1.3B. Both companies are industry pioneers founded in the Czech Republic in the late 1980s and early 1990s, that expanded internationally in the 2000s, and now will be combining complementary strengths to position Avast for continued growth in the security industry.

Avast is pursuing this acquisition to gain scale, technological depth and geographical breadth so that the new organization can be in a position to take advantage of emerging growth opportunities in Internet Security as well as organizational efficiencies. The technological depth and geographical reach will help Avast serve customers with more advanced security offerings in the core business and new innovations in emerging markets, such as security for IoT devices.

Combining Avast’s and AVG’s users, the organization will have a network of more than 400 million endpoints, of which 160 million are mobile, that act as de facto sensors, providing information about malware to help detect and neutralize new threats as soon as they appear. This increase in scale will enable Avast to create more technically advanced personal security and privacy products.

This transaction has been unanimously approved by the Management Board and Supervisory Board of Avast. The Management Board and Supervisory Board of AVG approved and support the transaction and recommend the offer for acceptance to the AVG shareholders.

“We are in a rapidly changing industry, and this acquisition gives us the breadth and technological depth to be the security provider of choice for our current and future customers,” said Vince Steckler, chief executive officer of Avast Software. “Combining the strengths of two great tech companies, both founded in the Czech Republic and with a common culture and mission, will put us in a great position to take advantage of the new opportunities ahead, such as security for the enormous growth in IoT.”

“We believe that joining forces with Avast, a private company with significant resources, fully supports our growth objectives and represents the best interests of our stockholders,” said Gary Kovacs, chief executive officer, AVG. “Our new scale will allow us to accelerate investments in growing markets and continue to focus on providing comprehensive and simple-to-use solutions for consumers and businesses, alike. As the definition of online security continues to shift from being device-centric, to being concerned with devices, data and people, we believe the combined company, with the strengthened value proposition, will emerge as a leader in this growing market.”

The Transaction

The transaction is structured as an all-cash tender offer for all outstanding ordinary shares of AVG at a price of $25.00 per share in cash. Avast plans to finance the transaction using cash balances on hand and committed debt financing from third party lenders. Avast has received a financing commitment of $1.685 billion from Credit Suisse Securities, Jefferies and UBS Investment Bank. In addition, Avast has contributed $150 million in equity investment to fund the transaction. The proposed transaction is not subject to a financing condition.

The offer price represents a 33% premium over the July 6, 2016 closing price and a premium of 32% over the average volume weighted price per share over the past six months.The contemplated tender offer will be subject to certain shareholder approvals, the receipt of regulatory clearances, the tender of at least 95% of the outstanding ordinary shares of AVG or, if AVG shareholders approve the asset sale contemplated in the purchase agreement, the tender of at least 80% of the outstanding ordinary shares of AVG, and other customary closing conditions. Additionally, certain shareholders including funds affiliated with TA Associates, who hold approximately 13% of the issued and outstanding shares of AVG, respectively, have committed to support the transaction and tender their shares in the offer.

If at least 95% of the outstanding ordinary shares of AVG are acquired in the contemplated tender offer, Avast expects to acquire the ordinary shares of AVG that were not tendered into the tender offer through the compulsory share acquisition process under Section 2:92a/2:201a of the Dutch Civil Code. If AVG’s shareholders approve the asset sale contemplated in the purchase agreement at the extraordinary general meeting of shareholders to be convened shortly by AVG and the tender offer is successfully completed with Avast acquiring less than 95% but at least 80% of the outstanding ordinary shares of AVG, then Avast plans to effect an asset sale pursuant to which Avast will acquire substantially all of the assets, and assume substantially all of the liabilities, of AVG promptly following the tender offer. Following the completion of the asset sale, AVG will be liquidated and the remaining minority shareholders of AVG will receive cash distributions with respect to each ordinary share owned by them equal to the per share cash consideration paid in the tender offer less any applicable dividend withholding tax or any other taxes. The offer will be described in more detail in a tender offer statement on Schedule TO to be filed by Avast and a solicitation/recommendation statement on Schedule 14D-9 to be filed by AVG. The transaction is expected to close sometime between September 15, and October 15, 2016, depending on the timing of regulatory review.

Advisors

Jefferies International Limited is acting as exclusive financial advisor, and White & Case LLP and De Brauw Blackstone Westbroek N.V. are acting as legal advisors, to Avast. Morgan Stanley & Co. LLC is acting as financial advisor to AVG and Bridge Street Securities, LLC is acting as independent financial advisor to the supervisory board of AVG. Orrick, Herrington & Sutcliffe LLP and Allen & Overy LLP are acting as legal advisors to AVG.

About Avast

Avast Software (www.avast.com), maker of the most trusted mobile and PC security in the world, protects 230 million people and businesses with its security applications. In business for over 25 years, Avast is one of the early innovators in the security business, with a portfolio that includes security and privacy products for PC, Mac, Android and iOS, and premium suites and services for business. In addition to being top-ranked by consumers on popular download portals worldwide, Avast is certified by, among others, VB100, AV-Comparatives, AV-Test, OPSWAT, ICSA Labs, and West Coast Labs. Avast is backed by CVC Capital Partners, one of the leading global private equity and investment advisory firms.

About AVG (NYSE: AVG)

AVG is a leading provider of software services to secure devices, data and people. AVG’s award-winning consumer portfolio includes internet security, performance optimization, location services, data controls and insights, and privacy and identity protection, for mobile devices and desktops. The award-winning AVG Business portfolio, delivered through a global partner network, provides cloud security and remote monitoring and management (RMM) solutions that protect small and medium businesses around the world. For more information visit www.avg.com.

Forward-Looking Statements

This communication contains forward-looking information that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “are confident that,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” “would” or the negative of these terms or other comparable terms. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Avast and AVG operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the conditions to the contemplated tender offer and consummate the transactions described in this communication; and AVG’s performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in AVG’s SEC filings, including AVG’s Annual Report on Form 20-F for the year ended December 31, 2015. These forward-looking statements speak only as of the date of this release and neither Avast nor AVG assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of AVG or any other securities, nor is it a substitute for the tender offer materials that Avast will file with the SEC. The solicitation and offer to purchase ordinary shares of AVG will only be made pursuant to an Offer to Purchase, a related letter of transmittal and certain other tender offer documents. At the time the tender offer is commenced, Avast will file a tender offer statement on Schedule TO, including an Offer to Purchase, a related letter of transmittal and certain other tender offer documents, and AVG will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC, each with respect to the tender offer. The tender offer statement (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the solicitation/

recommendation statement will contain important information. AVG’s shareholders are urged to read the tender offer statement and Solicitation/Recommendation Statement, as they may be amended from time to time, as well as any other relevant documents filed with the SEC, when they become available, carefully and in their entirety because they will contain important information that holders of AVG’s securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of ordinary shares of AVG at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by AVG will be available free of charge on AVG’s website at investors.avg.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, AVG files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by AVG at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. AVG’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

###

On July 7, 2016, Avast posted the following to a blog maintained on its website.

Avast and AVG: A Future Together

As many of you know, there are two security companies that often get confused: Avast and AVG. Shortly after I started as CEO almost 8 years ago, I remember giving a presentation to a large audience about Avast. About an hour later, a gentleman walked up to me and complimented me on how good the presentation was and how he enjoyed hearing about AVG. That was my first lesson in how easy the companies are to confuse.

This confusion is because the companies are so very similar. Both company names start with the letters “AV”. Both started in the late 1980s and were amongst the first few companies formed to fight the viruses and malware nearly 30 years ago. Both are historically Czech: Avast was founded in Prague and is still based there while AVG was historically in Brno, the two largest cities in the Czech Republic. Both pioneered the free distribution of top quality security products (although to be honest, I must admit that AVG was first and we followed). Both make great security products. Both are innovators with world class R&D teams. Both have most of their users outside of their home Czech market. Both have had similar user bases for many years: about 200M each. And most importantly, both treat their users with respect and consequently each has a large and loyal user base. One slight difference though is that while Avast is a private company, AVG is public and listed on the New York Stock Exchange.

In spite of this one difference, these companies are so similar that it is only natural that they be combined and that is what we are now planning on doing. Under an agreement signed with AVG, Avast will be making an offer ($25 per share or about $1.3 billion in total) to buy all shares of AVG’s stock which AVG’s board is recommending their shareholders accept. If the AVG shareholders do accept, following the various governmental regulators approvals, AVG will become part of Avast and we will jointly work on a great future together. We expect this to take a few months. Now this process is much more complex than this simple description and there are a lot of rules and regulations about the process and what we can say, etc. As a result, at the bottom of this blog entry you will find a page of important disclosures that you should read if you are a shareholder, contemplating being a shareholder, or are just curious.

The process does not allow us to talk a lot about how we would operate after combining, etc. so I can just say a little. I do think this combination is great for our users. We will have over 250 million PC/Mac users enabling us to gather even more threat data to improve the protection to our users. In mobile, our combined 160 million mobile users will be used to improve protection as well as to provide an important stepping stone into the Internet of things. Additionally, we will be gaining some exciting mobile technology designed to protect families on line. In SMB, we will be better able to support our business users with a larger geographic footprint, better technical support, and the best technologies from our two companies.

Our website (and AVG’s) contains a lot more information about this transaction—the press release, FAQs, etc. As we are allowed during the process, we will convey to you, our users and customers, all the information that we are allowed. Most importantly though, I assure you that we value every single Avast and AVG user and will do our best in the future to keep you protected and to keep your trust.

Forward-Looking Statements

This communication contains forward-looking information that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include those related to, among other things: general economic conditions and conditions affecting the industries in which Parent, Buyer and the Company operate; and the parties’ ability to satisfy the conditions to the contemplated tender offer and consummate the transactions described in this communication; and the Company’s performance and maintenance of important business relationships. These forward-looking statements speak only as of the date of this release, and neither Parent, Buyer nor the Company assumes any obligation to update or revise any forward-looking statement, except as required by law.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of the Company or any other securities. The solicitation and offer to purchase ordinary shares of the Company will only be made pursuant to an Offer to Purchase, a related letter of transmittal and certain other tender offer documents. At the time the tender offer is commenced, Parent and Buyer will file a tender offer statement on Schedule TO, including an Offer to Purchase, a related letter of transmittal and certain other tender offer documents, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC, each with respect to the tender offer. The Company’s shareholders are urged to read the tender offer statement and Solicitation/Recommendation Statement, as they may be amended from time to time, as well as any other relevant documents filed with the SEC, when they become available, carefully and in their entirety because they will contain important information that holders of the Company’s securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of ordinary shares of the Company at no expense to them from the website maintained by the SEC at www.sec.gov.

On July 7, 2016, Avast and AVG disseminated the following frequently asked questions document.

All-employee Frequently Asked Questions: AVG and Avast

What does today’s announcement mean, exactly?

A: Avast and AVG have signed a purchase agreement under which Avast will seek to acquire AVG through a tender offer for all outstanding shares of AVG. Avast will not actually own AVG until the combination has been approved by various regulatory authorities and the tender offer has been completed. Avast and AVG aim to satisfy all conditions to the tender offer and complete this transaction by September 30, 2016.

Why does Avast want to acquire AVG? What are the vision and strategic objectives for the combined organization?

A: Avast and AVG were both founded in the Czech Republic in the late ’80s/early ’90s, and both have been pioneers in creating both the freemium model and outstanding software that protects people all over the world, every day. We have common roots and a common mission, and want to join forces to better compete in a highly competitive market. In anticipation of changing market conditions, we are proposing to combine our complementary strengths to create a much stronger entity with a much larger global user base of 400 million users, 160M combined mobile users, and new products and new revenue channels to better serve our customers and resellers. The combined entity will also be able to operate more efficiently and effectively, because it will have the scale and revenue to be an even more competitive player in the security market. And we can use our complementary strength to fuel investments in new technologies, channels, and companies.

The deal will result in a well-balanced portfolio for the combined company, as it includes, in addition to Avast’s existing core antivirus products, Location Labs’ mobile security product line, designed to keep families and teenagers safe; and the Zen project, which aims to simplify the management of security across mobile devices, PCs, and all connected things.

Why is it good for AVG to be acquired and taken private?

A: AVG as a part of Avast will have a greater ability to take a long-term view toward investments in both consumer and business security, and will be better placed to innovate, and grow in the internet security sector.

What does this mean for my job? Will my role change?

A: Nothing will change immediately as a result of the acquisition. For instance, roles are not expected to change over the next 3 months as we undertake the integration planning process. Nevertheless, both companies will continue to seek operational efficiencies in all areas in line with existing business strategies and will make any changes that are necessary for the business.

Avast and AVG management are committed to product development. There is a big opportunity ahead of us with more and more connected devices that are vulnerable, so our aim is to continue investment in talented people who can create new products people love. We will immediately begin working on that integration plan, which will include a review of the roles and skills needed for the future, combined company. There are some common solutions in product lines, which we will evaluate carefully. We will be able to say more about whether and how this might impact your job after that process is completed, which we expect to be in the next 3 months or so.

What do you expect me to do tomorrow, whether I currently work for Avast or AVG?

A: We all need to continue to move forward toward the objectives that drive our currently still independent businesses, as that momentum and focus will be crucial to our mutual goal of closing the deal and creating a new, combined entity poised to make an even bigger impact. The structure of AVG will not change during the integration planning process over the next 3 or so months so please continue to focus on your day to day responsibilities and tasks.

Will I report to a new manager or department?

A: There will be no immediate changes in who you report to or the departmental structure. We expect to know more about the combined organization as the integration planning process moves forward.

Can we still take planned vacations? Will my vacation days/PTO remain intact?

A: Planned vacations remain subject to the same approval procedures as before the announcement.

Will there be any changes in our compensation or benefits after closing? What is Avast’s overall compensation philosophy?

A: Our goal is to provide competitive benefits and salaries to all employees. Both Avast and AVG are in the same industry and even many of the same geographies. While we have not had an opportunity yet to look in detail, our compensations and benefits may be fairly similar. We do not anticipate any immediate changes to compensation for either company, other than might occur in the ordinary course of business for the respective companies. Going forward, over time, we will move to a single compensation and benefits policy for all employees of the new combined entity. For now, nothing is changing. It will be business as usual till closing.

What type of training will be made available to (or required of) me in the new company?

A: Both companies encourage personal development and training. We expect to know more about the structure of the combined organization after taking necessary steps to plan for integration. At that point in time, we also will be able to communicate more specifics about any required or optionally available training.

Will there be any change to hiring or the hiring process? Is there a hiring freeze?

A:. There is not a hiring freeze. We are analyzing the needs of the combined company and will be assessing all open positions in light of our future needs. However, during the period of integration planning through the closing date, both companies will be very selective in recruiting talent externally, as the combined organization should create maximum opportunity for the current employees of both companies.

What are the immediate next steps after today’s announcement?

A: Until closing, and perhaps beyond, your work should proceed as it would in the ordinary course of business. The leadership of both organizations will work together closely to close the transaction over the next few months. The actual integration will not begin until all necessary legal approvals are received and the transaction is consummated, which we hope will be around September 30, but maybe earlier or later. Both companies will work together to manage the transition.

What does “closing the transaction” mean? What is expected of everyone during this time, and what should our priorities be?

A: “Closing the transaction” means all legal and regulatory conditions to the stock tender offer have been satisfied, all necessary regulatory approvals (like anti-trust approval) are obtained, and the other conditions such as Avast’s shareholders voting for the transaction have been satisfied. We expect to have this completed by the end of September of this year. Before the closing date, Avast and AVG will continue to operate as separate companies. Between now and the closing date, leaders from both companies will be planning for the integration.

During this time, Avast will meet AVG’s managers, teams, and individuals to learn more about the current AVG businesses. We will make every effort to be as transparent as possible as we all move through this process together.

Will Avast or AVG be closing offices?

A: Avast and AVG are global businesses and continue to need presence in various geographic locations to support our customers, develop products, and foster innovation. During the integration planning period, we will look into what changes are needed for the combined organization. Until closing, we remain as separate companies, with each company looking to maximize operational efficiencies in all areas.

What will the new leadership structure look like? What changes, if any, will there to be to the current Avast and AVG management teams after closing?

A: The CEO of the new organization will be Vince Steckler, who is Avast’s CEO. Gary Kovacs will be leaving AVG at closing, but will be available on a consulting basis to assist us with the transition. In the next month, we intend to talk with other senior AVG executives about how we and they see their future participation.

How many of Avast’s policies / procedures / platforms / ways of working will AVG be adopting—or how many AVG practices will Avast adopt—and on what timeline? Whose processes and systems will you use in the combined company?

A: We do not know yet; however, it is likely to be a combination of process and systems from both companies. We are reviewing processes and systems and will send an update when we are able.

Considering that the 2 companies will operate as separate entities prior to closing, does that mean we should not be sharing information across teams in connection with the integration planning process? What about IP?

A: Until closing, we will still be separate organizations. All work will continue as business as usual. You cannot simply share information with the other company. Any information sharing process will need to be carefully regulated. AVG and Avast senior leadership will provide you with guidance about what you can and cannot share.

What is the culture working style of Avast and AVG?

A: Like AVG, Avast is a fast moving informal company that values innovation above all things.

Is this acquisition good for Avast and AVG customers?

We are confident that this acquisition is in our customers’ best interest, as we will be able to generate additional value for them and make long-term investments in security in mobile, desktop, business, and other consumer product segments. We are convinced that the combined organization will be in a stronger position to yield efficiencies and serve our current users, partners, and customers. For example, the combined organization will have a network of more than 400 million endpoints around the world that act as de facto sensors, providing information about malware to help detect and neutralize new threats as soon as they appear, and enabling the combined organization to create more technically advanced personal security and privacy products.

What are we telling customers?

We are telling customers what we believe: We are confident that this transaction is in their best interests. We will continue to provide support and services for our products during the interim period, and are committed to communicating transparently with our customers and partners as we join forces to provide the best security solutions on the market.

How does this affect our customer support / service / sales?

We should continue to approach customer support, service, and sales as we normally would in the ordinary course of business. We expect to know more about the combined organization after the integration planning and once we get to closing, around the end of September. At that point, we will also be able to communicate more about exactly how we will integrate product support and services. Until closing, each organization will continue to independently serve its customers and partners with the utmost professionalism and highest quality service, ensuring they remain protected and secure.

How will our suppliers be affected before closing?

A: Each company will continue to work with their suppliers independently between now and the closing, expected at the end of September, 2016.

What does this transaction mean for customers/partners?

A: All agreements with partners will remain in place with no change. Our consumer customers will benefit from a stronger security network which will almost double in size and a broader array of product offerings. There will be no change to the current product they are using.

When will partners be notified?

A: Avast and AVG will begin notifying partners immediately.

What will be Avast and AVG’s day-to-day role in the new company?

A: After the closing, the goal is to combine the businesses and integrate teams to make a stronger company positioned to grow.

Does Avast plan more acquisitions as a result of this transaction?

A: Yes. Avast believes that acquiring and integrating with AVG will create a new, stronger entity well positioned for further strategic growth. At this time, we do not have any specific acquisition plans and will be considering opportunities as and when they come to our attention in the ordinary course.

What will the new company be called? What will happen to the name AVG and the AVG brand? Will customers be changed over from AVG to Avast-branded products?

A: We will be carefully evaluating this. For now it is too early to say.

Will Avast be sun-setting products and platforms?

A: Both companies have unique products as well as products with some commonalities that may be integrated. Our goal is to continue selling what we have and maintaining the current revenue streams. We have not made any decisions at this time how products from either company might change and will be reviewing all products and platform offerings and roadmaps to determine what we do.

What assurances do AVG teams have that Avast will support AVG strategies/ initiatives that are underway

A: Both companies have strategies to become more customer-focused, and that will not change. Avast and AVG both have strong initiatives that will drive growth. For now, we will continue to push forward independently on all of their respective initiatives currently underway as they normally would in the ordinary course of business. The integrations teams will evaluate if there are any changes for the combined Avast-AVG entity going forward through the normal course of integration planning.

Forward-Looking Statements

This communication contains forward-looking information that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “are confident that,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” “would” or the negative of these terms or other comparable terms. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Parent, Buyer and the Company operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the conditions to the contemplated tender offer and consummate the transactions described in this communication; and the Company’s performance and maintenance of important business relationships. These forward-looking statements speak only as of the date of this release and neither Parent nor Buyer assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of the Company or any other securities, nor is it a substitute for the tender offer materials that Parent and Buyer will file with the SEC. The solicitation and offer to purchase ordinary shares of the Company will only be made pursuant to an Offer to Purchase, a related letter of transmittal and certain other tender offer documents. At the time the tender offer is commenced, Parent and Buyer will file a tender offer statement on Schedule TO, including an Offer to Purchase, a related letter of transmittal and certain other tender offer documents, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC, each with respect to the tender offer. The tender offer statement (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the solicitation/ recommendation statement will contain important information. The Company’s shareholders are urged to read the tender offer statement and Solicitation/Recommendation Statement, as they may be amended from time to time, as well as any other relevant documents filed with the SEC, when they become available, carefully and in their entirety because they will contain important information that holders of the Company’s securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of ordinary shares of the Company at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.avg.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, the Company files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by the Company at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

On July 7, 2016, Avast and AVG sent the following email to their respective employees.

Hello AVG and Avast Employees,

Today Avast has announced its agreement to acquire AVG. Our two companies, both founded in the Czech Republic, will combine forces to extend our leadership in Internet Security. Together, we will be in a strong position to serve growing market segments, and this deal gives us the breadth and technological depth to be the security provider of choice for our current and future customers.

We anticipate the market changing in the future. By proactively joining forces and consolidating, we expect to create the scale, efficiencies and strength to continue to lead, innovate and grow.

The combined Avast/AVG entity will allow us to better accomplish our mission of keeping people safe online.

Together we will have over 400 million users, greatly increasing the number of endpoints in our threat detection network, and allowing us to better protect our customers from the latest malware. And we will have a portfolio of over 160 million mobile users, a dramatic increase that will improve our ability to keep mobile users safe around the globe. In addition, there is a big opportunity in securing the growing number of IoT devices out there; together we are much better positioned to take advantage of that opportunity.

Over the next 2 to 3 months, we will be working together to complete the transaction. During that time, we will also be making decisions about structure of the combined organization and creating integration plans. We have posted FAQs online, which you can find here. We will be updating this from time to time as we get more questions from you, and as we have more information to communicate throughout the process. We will be inviting you to an all hands meeting were you can learn more about this announcement, so look for that invitation in your inbox. If you have any questions, please do not hesitate to contact your manager or send a question to HR@AVG.com.

We should all be extremely proud of what both companies have accomplished independently over the last decades. And now, to continue that success in the next phase of market growth, we need to join together and create the size, influence and technological capability that will allow us to compete in the industry at a new level.

Regards,

Vince and Gary

Forward-Looking Statements

This communication contains forward-looking information that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “are confident that,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” “would” or the negative of these terms or other comparable terms. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Avast and AVG operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the conditions to the contemplated tender offer and consummate the transactions described in this communication; and AVG’s performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in AVG’s SEC filings, including AVG’s Annual Report on Form 20-F for the year ended December 31, 2015. These forward-looking statements speak only as of the date of this release and neither Avast nor AVG assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of AVG or any other securities, nor is it a substitute for the tender offer materials that Avast will file with the SEC. The solicitation and offer to purchase ordinary shares of AVG will only be made pursuant to an Offer to Purchase, a related letter of transmittal and certain other tender offer documents. At the time the tender offer is commenced, Avast will file a tender offer statement on Schedule TO, including an Offer to Purchase, a related letter of transmittal and certain other tender offer documents, and AVG will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC, each with respect to the tender offer. The tender offer statement (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the solicitation/ recommendation statement will contain important information. AVG’s shareholders are urged to read the tender offer statement and Solicitation/Recommendation Statement, as they may be amended from time to time, as well as any other relevant documents filed with the SEC, when they become available, carefully and in their entirety because they will contain important information that holders of AVG’s securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of ordinary shares of AVG at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by AVG will be available free of charge on AVG’s website at www.avg.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, AVG files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by AVG at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. AVG’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

On July 7, 2016, Avast and AVG used the following slide deck in connection with a meeting with AVG’s employees.

- Avast Confidential -

avast! be free

Avast and AVG

All Hands Meeting

July 2016

Avast and AVG All Hands Meeting July 2016

Important Forward-Looking Statements  This communication contains forward-looking information that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “are confident that,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” “would” or the negative of these terms or other comparable terms. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Avast and AVG operate; the uncertainty of regulatory approvals; the parties' ability to satisfy the conditions to the contemplated tender offer and consummate the transactions described in this communication; and AVG's performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in AVG's SEC filings, including AVG's Annual Report on Form 20-F for the year ended December 31, 2015. These forward-looking statements speak only as of the date of this release and neither Avast nor AVG assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.   Additional Information and Where to Find It  The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of AVG or any other securities, nor is it a substitute for the tender offer materials that Avast will file with the SEC. The solicitation and offer to purchase ordinary shares of AVG will only be made pursuant to an Offer to Purchase, a related letter of transmittal and certain other tender offer documents. At the time the tender offer is commenced, Avast will file a tender offer statement on Schedule TO, including an Offer to Purchase, a related letter of transmittal and certain other tender offer documents, and AVG will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC, each with respect to the tender offer. The tender offer statement (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the solicitation/ recommendation statement will contain important information. AVG’s shareholders are urged to read the tender offer statement and Solicitation/Recommendation Statement, as they may be amended from time to time, as well as any other relevant documents filed with the SEC, when they become available, carefully and in their entirety because they will contain important information that holders of AVG’s securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of ordinary shares of AVG at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by AVG will be available free of charge on AVG’s website at www.URL.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, AVG files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by AVG at the SEC public reference room at 100 F Street, N.E., Washington, D.C.  20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. AVG’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Better Together

Why are We Here? Two great tech companies, both founded in the Czech Republic with a long history of success want to join forces to have the scale to win We complement each other well, so we can better serve our customers We are better together

Why are We Better Together? Scale Geographic Breadth User Strength Growth

Scale

Scale – Revenue ($m)
Profitability
Non-GAAP Adj. EBITDA ($m)(1)
avast! be free
$144
$217
$269
2013
2014
2015
$102
$154
$188
2013
2014
2015
AVG
$407
$374
$428
2013
2014
2015
$152
$135
$143
2013
2014
2015
avast! be free
AVG
$551
$591
$697
2013
2014
2015
$254
$289
$331
2013
2014
2015

Source: Company information.
(1) AVG EBITDA defined as Non-GAAP Operating Income plus Depreciation & Amortization less Acquisition Amortization.
(2) AVG geographic mix based on revenue per Company filings. Avast mix based on bookings by geography applied to 2015 revenue to calculate combined company mix.
(3) Based on 2015 revenue.

6

- Avast Confidential -

avast! be free

Scale Scale – Revenue ($m) Profitability Non-GAAP Adj. EBITDA ($m)(1)

Scale

avast! be free
AVG
2168
AVG
1516
avast! be free
652
Number of Employees

7

avast! be free

Scale

Geographic Breadth

2015 Geographic Mix(2)

US
35%
Other
59%
UK
6%

Other
32%
US
54%
UK
14%

Other
42%
US
47%
UK
11%

8

- Avast Confidential -

Geographic Breadth 2015 Geographic Mix(2)

User Strength

avast! be free
AVG
174
91
265
Number of PC and Mac Users
63
102
165
Number of Mobile Users
Users (M) as of Q4 2015

9

User Strength Users (M) as of Q4 2015

Growth Growth in the Carrier Channel Growth in SMB with stronger presence in Business Growth through satisfied customers in our core business with stronger threat detection network Growth in Apps through a stronger product offering Growth in new areas such as IoT because we will have the money to invest in innovative ideas

Next Steps Both companies believe in investing in development and innovation and to create a great working environment that helps employees flourish – that will not change Our target is to close on September 30th Until then, we need to focus on our objectives to make each company successful Please read the posted Q&A Do not hesitate to see your manager or executive if you have any questions

Avast shared, through its social media accounts, certain blog posts regarding the proposed transaction.

On July 7, 2016, Avast sent the following Tweet under the Twitter Handle @avast_antivirus.

On July 7, 2016, Avast posted the following to its Facebook page.

On July 7, 2016, Avast posted the following to its LinkedIn page.

Forward-Looking Statements

This communication contains forward-looking information that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “are confident that,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” “would” or the negative of these terms or other comparable terms. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Parent, Buyer and the Company operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the conditions to the contemplated tender offer and consummate the transactions described in this communication; and the Company’s performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in the Company’s SEC filings, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2015. These forward-looking statements speak only as of the date of this release, and neither Parent, Buyer nor the Company assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of the Company or any other securities, nor is it a substitute for the tender offer materials that Parent and Buyer will file with the SEC. The solicitation and offer to purchase ordinary shares of the Company will only be made pursuant to an Offer to Purchase, a related letter of transmittal and certain other tender offer documents. At the time the tender offer is commenced, Parent and Buyer will file a tender offer statement on Schedule TO, including an Offer to Purchase, a related letter of transmittal and certain other tender offer documents, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC, each with respect to the tender offer. The tender offer statement (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the solicitation/ recommendation statement will contain important information. The Company’s shareholders are urged to read the tender offer statement and Solicitation/Recommendation Statement, as they may be amended from time to time, as well as any other relevant documents filed with the SEC, when they become available, carefully and in their entirety because they will contain important information that holders of the Company’s securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of ordinary shares of the Company at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.avg.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, the Company files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by the Company at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.